EXHIBIT 12.2
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                                  BOISE CASCADE CORPORATION AND SUBSIDIARIES
                                 Ratio of Earnings to Combined Fixed Charges
                                     and Preferred Dividend Requirements

                                                              Year Ended December 31
                                         _________________________________________________________
                                           1999        1998        1997        1996         1995
                                         _________   _________   _________   _________    ________
                                                  (dollar amounts expressed in thousands)
Interest costs                           $ 158,980   $ 174,541   $ 153,691   $ 146,234    $154,469
Interest capitalized during the period         238       1,341      10,575      17,778       3,549
Interest factor related to
  noncapitalized leases(a)                  13,065      11,308      11,931      12,982       8,600
Preferred stock dividend
  requirements - pretax                     17,129      19,940      44,686      65,207      59,850
                                         _________   _________   _________   _________   _________
Combined fixed charges and
  preferred dividend requirements        $ 189,412   $ 207,130   $ 220,883   $ 242,201    $226,468

Income (loss) before income taxes,
  minority interest, and cumulative
  effect of accounting change            $ 355,940   $ (16,878)  $ (28,930)  $  31,340    $589,410
Undistributed (earnings) losses of
  less than 50% owned persons, net of
  distributions received                    (6,115)      3,791       5,180     (1,290)     (36,861)
Combined fixed charges and preferred
  dividend requirements                    189,412     207,130     220,883     242,201   $ 226,468
Less: Interest capitalized                    (238)     (1,341)    (10,575)    (17,778)     (3,549)
      Guarantee of interest on ESOP debt   (12,856)    (14,671)    (16,341)    (17,874)    (19,339)
                                         _________   _________   _________   _________   _________
Total earnings before combined fixed
  charges and preferred dividend
  requirements                           $ 526,143   $ 178,031   $ 170,217   $ 236,599   $ 756,129

Ratio of earnings to combined fixed
  charges and preferred dividend
  requirements                                2.78         -           -           -          3.34
Excess of combined fixed charges and
  preferred dividend requirements over
  earnings before combined fixed
  charges and preferred dividend
  requirements                           $     -     $  29,099   $  50,666   $   5,602  $       -


(a)  Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.
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